TIGRESS FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL CONDITION
DECEMBER 31, 2015

Note 1 - Organization

Tigress Financial Partners, LLC (the "Company") is a limited liability company organized in 2010 in the State of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

In July 2015, Gradual Holding Financeira S.A. ("Gradual") exchanged its 1% membership interest of the Company for 1% membership interest of Tigress Holdings LLC (the "Parent"), resulting in the Company being 100% owned by the Parent.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Allowance for Doubtful Receivable

The Company carries its receivable at cost less an allowance for doubtful accounts. On a periodic basis, management evaluates accounts receivable balances and establishes an allowance for doubtful accounts, if necessary, based on the history of past write-offs and collections. The Company considers all accounts receivable at December 31, 2015 to be fully collectible and, therefore, did not provide for an allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its member and are taxed at the individual member's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The accompanying notes are an integral part of these financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

Currently, the 2012, 2013 and 2014 tax years are open and subject to examination by the taxing authorities.

Cash and cash equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

The accompanying notes are an integral part of these financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value of financial instruments (continued)

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of December 31, 2015, there were no assets or liabilities that are required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from clearing broker, advance to employee and brokers, other assets and accounts payable and accrued expenses, approximate fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended December 31, 2015.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. There were no uninsured funds as of December 31, 2015.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $321,811, which exceeded its requirement by $221,811. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was .42 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii)of the Rule.

Note 5 - Member's Contribution

During the year ended December 31, 2015, the Company received contributions from its Parent of $850,000. Within the $850,000, $301,000 was contributed directly from the members of the Parent.

The accompanying notes are an integral part of these financial statements.

Note 6 - Property and Equipment

Property and equipment, net at December 31, 2015 are summarized as follows:

Furniture and fixtures	$	47,600
Less: accumulated depreciation and amortization		34,651
	$	12,949

Note 7 - Contingency

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

Note 8   Other Assets

Other assets consist of the following:

Security deposit	$	30,000
Prepaid expenses		26,375
Receivables from advisory customer		5,000
	$	61,375

The accompanying notes are an integral part of these financial statements.

Note 9 - Prior Period Adjustment

During 2014 there were payments made to registered reps of the Company totaling $119,500. These payments were incorrectly recorded as salary expense, instead of employee advances on commissions. During 2015 we reclassified to employee advances and member's equity was adjusted for the reduction in salary expense. The restated 2014 retained earnings are as follows:

	As Originally Reported	As Restated
Advance to employees and brokers	$ 72,901	$ 192,401
Salary and related expenses	637,815	518,315
Net loss	(643,433)	(523,933)
Member's equity	$ 426,837	$ 546,337

Note 10 - Subsequent Events

In January 2016, the Company agreed to pay a fine of $10,000 to FINRA for failing to meet its net capital requirements for the period October 31, 2013 – January 30, 2014 and February 28, 2014 – March 28, 2014. The expense will be recorded in January 2016.

The Company has evaluated subsequent events and transactions that occurred after December 31, 2015 through February 27, 2016, which is the date that the financial statements were available to be issued. During this period, there were no other material subsequent events requiring disclosure or adjustment to the financial statements.

The accompanying notes are an integral part of these financial statements.